Jeffrey D. Symons To Call Writer Directly: (212) 446-4825 jeffrey.symons@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

February 15, 2011

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall
Timothy S. Levenberg
Sirimal R. Mukerjee

Re:	Gammon Gold Inc.
Amendment No. 3 to Registration Statement on Form F-4
Filed February 7, 2011
File No. 333-170370

Dear Messrs. Schwall, Levenberg and Murkajee:

This letter is being furnished on behalf of Gammon Gold Inc. (the “Company”) in response to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated February 8, 2011 to the Company with respect to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-170370) (the “Registration Statement”) that was filed with the Commission on February 7, 2011.

The text of the Staff’s comment has been included in this letter in bold for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response to the numbered comment immediately below the numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 4 (“Amendment No. 4”) to the Registration Statement. Amendment No. 4 has been revised to reflect the Company’s response to the comment from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 4, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 4, two of which have been marked to show changes from the initial filing of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Amendment No. 3 to Registration Statement on Form F-4

General

1.	We note the disclosure you provided in response to prior comment 1 from our letter to you dated February 1, 2011. In the press release included in the Form 8-K filed by Capital Gold Corporation late in the day of February 1, 2011, Capital Gold announced “its determination to terminate its consideration of the proposal submitted by Timmons….” In describing the press release, the text of the Form 8-K indicates in part that “the Company issued a press release announcing that it has discontinued negotiations with Timmins Gold regarding the proposal by Timmins to enter into a business combination with the Company.” However, the amended Form F-4 does not provide all this information, instead indicating only that “the CGC board of directors determined that the Timmins December Proposal is not a superior proposal and issued a press release to that effect.” Please revise the corresponding disclosure in the Form F-4 to make clear that Capital Gold has both terminated its consideration of the Timmins offer and that it has discontinued negotiations with Timmins.

Response: We respectfully advise the Staff that the Company has updated the disclosure on pages 12 and 13 and 73 through 78 in response to the Staff’s comment.

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Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4825 or my colleague, Jason K. Zachary at (212) 446-4844, at your earliest convenience.

Sincerely,

/s/ Jeffrey D. Symons

KIRKLAND & ELLIS LLP

cc:	Scott Perry
Gammon Gold Inc.

Christopher Chipman
Capital Gold Corporation

Barry I. Grossman
Ellenoff Grossman & Schole LLP

Justin P. Klein
Ballard Spahr LLP